

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 1, 2017

Vin Thomas
Chief Legal Officer
CURO Group Holdings Corp.
3527 North Ridge Road
Wichita, KS 67205

> **Re: CURO Group Holdings Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 21, 2017**
> **CIK No. 0001711291**

Dear Mr. Thomas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of the agreements that you enter into with various counterparties, including borrower agreements for CSO loans, unaffiliated third-party lenders and CSO partners.

2. We note your written communications presented to potential investors in reliance on Section 5(d) of the Securities Act contain overly broad disclaimers as to the accuracy, completeness or correctness of the information contained therein. If you use any such materials going forward, please revise any disclaimers therein consistent with Sections 12(a) and 14 of the Securities Act and Rule 10b-5 of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Revenue by Product and Segment and Related Loan Portfolio Performance, page 53

3. We note your response to comment 9. You state in your response that the CSO products are similar to loan products offered in other states. Please address the following:

- Tell us the profit margins and key performance indicators for your CSO products and loan products for 2015, 2016 and 2017; and

- Tell us how net revenues and related margins for your off-balance sheet CSO portfolio and on-balance sheet loan portfolio are comparable from a financial statement standpoint. You recognize fees for arranging the unrelated third-party loan and providing a financial guarantee for CSO loans and interest income on loans you underwrite and retain in your loan portfolio.

Credit Services Organization, page 86

4. We note your response to comment 16. Please address the following:

- You state that you determine the applicable fees charged to customers by complying with the Credit Service Organization Act or similar statue. Tell us how you determine the fee for arranging for an unrelated third-party loan and for providing a financial guarantee;

- Tell us if the fee for arranging for an unrelated third-party loan is determined separately from the financial guarantee for the customer's obligation;

- Tell us the parties to the underlying CSO loan agreement;

- You state that the CSO fee is earned ratably over the term of the loan. Tell us how the fee is calculated, including if the total fee earned varies based on the amount and term of the loan, and the prepayment impact on the fees recognized. Please consider providing an example to clarify your response;

- You state that cash is received on the scheduled loan repayment due dates. Tell us if the cash received is just for principle and interest or are your CSO fees also received on scheduled loan repayment due dates;

- You state that the completed loan is considered one deliverable and the related fee is recognized ratably over the life of the loan. Tell us how you considered the financial guarantee in determining that you only have one deliverable. Refer to ASC 605-25; and

- Tell us who pays the loan servicing fees and when these fees are paid.

5. We note your response to comment 17. Please tell us the following:

- Why you believe that you do not have a performance guarantee under your CSO agreements. ASC 460-10-15-4 specifically states that contracts that contingently require a guarantor to make payment to a guaranteed party based on another entity's failure to perform under an obligating agreement (performance guarantees) are within the scope of ASC 460;

- Why you do not have a stand ready obligation to perform over the term of the guarantee in the event that specified triggering events or conditions occur (the noncontingent aspect). Please refer to ASC 460-25-2 through ASC 460-25-4; and

- How you have complied with the objective that the initial measurement of a guarantee liability is the fair value of the guarantee at its inception. Please refer to ASC 460-10-30-2.

Consolidated Financial Statements – Six Months Ended June 30, 2017

Interim Consolidated Statements of Income, page F-3

6. We note your response to comment 21. You state that your classification of interest expense in total operating expense reflects the servicing of your debt and is not related to the cost of providing services. However, you disclose in a risk factor on page 23 that you rely in large part on debt financing to support maintenance and growth of your loan products and in your Liquidity and Capital Resources discussion on page 78 that one of your principal sources of liquidity to fund loans is your Non-Recourse U.S. SPV Facility. Please explain further why interest expense is not more reflective of the total cost of providing services. Please also consider revising disclosures that appear to imply that interest expense is related to the cost of providing services.

Note 1. Summary of Significant Accounting Policies and Nature of Operations

Current and Past-Due Loans Receivable, page F-7

7. We note your response to comment 22. Please address the following:

- The disclosures related to the impact on Installment loans of $45.6 million, past due Installment loans of $54.4 million, Installment allowance for loan losses of $60.6 million and estimated allowance of $28.4 million on pages F-8 and F-9 do not reconcile to the comparable disclosures on pages 67 and 68. Please revise.

- Disclose the impact of the Q1 Loss Recognition Change to your provision for the six months ended June 30, 2017 as required by ASC 250-10-50-4 for both your Installment loans and CSO guarantee provisions.

- Clarify how the past-due Installment Loans of $54.4 million in gross loan receivables as of June 30, 2017 relate to the Installment Loans of $45.6 million at June 30, 2017 that remained on your balance sheet that were between 1 and 90 days delinquent.

8. We note your response to comment 23. You disclose that modifications to the original terms of a loan agreement would not result in a loan returning to current classification and only loan customers that are current are eligible for refinancing. Tell us the terms of loans modified and refinanced, including your consideration of whether these loans are within the scope of ASC 310-40 and qualify as troubled debt restructurings.

9. We note your response to comment 24. Please disclose loan delinquent amounts more than 30, 60 and 90 days past due that you underwrite.

Note 8. Credit Service Organization, page F-18

10. We note your response to comment 26. Please disclose the approximate term of your guarantees as required by ASC 460-10-50-4.

11. We note your response to comment 25. Please disclose loan delinquent amounts more than 30, 60 and 90 days past due that you guarantee.

Note 6. Loans Receivable and Revenue, page F-57

12. Please disaggregate your CSO guarantee liability roll forward by product.

Exhibits

13. We note that many of the exhibits filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K appear to omit schedules and exhibits to the contracts. Please note that Item 601(b)(10) requires you to file all material contracts in their entirety and file complete agreements with your next amendment.

You may contact Michelle Miller, Staff Accountant, at 202-551-3368 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Cristopher Greer, Esq.